UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 June 2026
Exhibit No. 2	Total Voting Rights dated 01 June 2026
Exhibit No. 3	Admission to Trading dated 01 June 2026
Exhibit No. 4	Transaction in Own Shares dated 08 June 2026
Exhibit No. 5	Transaction in Own Shares dated 15 June 2026
Exhibit No. 6	Transaction in Own Shares dated 22 June 2026
Exhibit No. 7	Completion of Buy-back Programme dated 25 June 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 01, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 June 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 29 April 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
26 May 2026	2,532,000	453.0000	457.6000	455.1769
27 May 2026	3,290,000	454.7000	460.3000	457.1366
28 May 2026	2,550,000	447.9500	453.5500	451.3780
29 May 2026	3,280,000	452.7500	462.9500	458.3270

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,561,198,472 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,561,198,472 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3226G_1-2026-5-29.pdf

Since the commencement of the share buy-back programme announced on 29 April 2026, the Company has purchased 53,864,452 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 434.2790p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 2

1 June 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 May 2026, Barclays PLC's issued share capital consists of 13,561,198,472 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,561,198,472 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

 1 June 2026

Barclays PLC

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Barclays PLC notifies the market that shares have been admitted to trading as follows:

Issuer name:	Barclays PLC
Issuer LEI:	213800LBQA1Y9L22JB70
Regulated market on which the shares have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the shares:	Ordinary sharesGB0031348658
Number of further shares admitted to trading covered by the notification:	1,797,156
Total number of shares admitted to trading (including the new shares):	13,561,198,472
Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
Date range covered by the notification:	1 May 2026 - 31 May 2026

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

Exhibit No. 4

8 June 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 29 April 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
1 June 2026	3,290,000	449.9500	459.5000	454.6954
2 June 2026	3,247,058	459.9500	471.2000	464.4693
3 June 2026	2,465,000	458.6500	468.2000	464.3065
4 June 2026	2,510,000	453.4500	466.8500	460.2786
5 June 2026	3,242,351	456.8000	464.6000	460.6003

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,546,725,515 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,546,725,515 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2806H_1-2026-6-5.pdf

Since the commencement of the share buy-back programme announced on 29 April 2026, the Company has purchased 68,618,861 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 439.9599p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

15 June 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 29 April 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
8 June 2026	3,281,151	451.5500	461.1500	456.1516
9 June 2026	4,570,000	452.3000	462.2000	459.0035
10 June 2026	4,710,000	440.4500	450.7000	446.9059
11 June 2026	4,671,492	445.5500	451.9500	449.3689
12 June 2026	3,200,000	460.2500	472.8500	468.8158

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,527,402,468 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,527,402,468 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1972I_1-2026-6-12.pdf

Since the commencement of the share buy-back programme announced on 29 April 2026, the Company has purchased 89,051,504 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 443.4317p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 6

22 June 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 29 April 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
15 June 2026	2,369,411	476.6500	488.0500	481.6696
16 June 2026	2,367,200	481.0500	490.6500	486.2879
17 June 2026	3,010,000	492.8500	505.7000	499.6784
18 June 2026	2,300,000	499.1000	503.6000	501.8463
19 June 2026	2,307,015	494.6500	499.5000	497.9141

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,515,259,639 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,515,259,639 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1000J_1-2026-6-19.pdf

Since the commencement of the share buy-back programme announced on 29 April 2026, the Company has purchased 101,405,130 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 449.5595p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 7

25 June 2026

Barclays PLC

Transaction in own shares and completion of buy-back

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 29 April 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
22 June 2026	4,175,000	494.9000	516.5000	506.5955
23 June 2026	2,235,907	510.5000	518.9000	514.6517
24 June 2026	2,244,446	507.2000	513.5000	510.8636

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,506,618,629 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,506,618,629 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6512J_1-2026-6-24.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 29 April 2026 has completed. Since the commencement of the buy-back, the Company has repurchased for cancellation 110,060,483 ordinary shares in aggregate at a volume weighted average price of 454.2957p per ordinary share for a total consideration of approximately £500 million.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations

Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.